Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yummy Future Inc.
60 Hazelwood Dr
Champaign, IL 61820
https://www.yummy-future.com/

Up to $4,025,649.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Yummy Future Inc.
Address: 60 Hazelwood Dr, Champaign, IL 61820
State of Incorporation: DE
Date Incorporated: September 06, 2018

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $4,025,649.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Crowdfunding stock when the company raises $2,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $70,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses

<u>Loyalty Bonus</u>

Prior investors, employees, family members, and individuals who registered interest during the campaign are eligible to receive 5% in addition to the base discount rate. Eligibility is determined as of Dec 20, 2025.

<u>Time-Based Perks</u>

Launch Day Lightning Deal

Receive 15% addition to the base discount rate when you invest within the first 24 hours of launch.

Early Bird

Receive 12% addition to the base discount rate when you invest within the first 72 hours of launch.

Founders Week

Receive 10% addition to the base discount rate when you invest within the first 7 days of launch.

Final Early Window

Receive 5% addition to the base discount rate when you invest within the first 14 days of launch.

Mid-Campaign Perk

Invest $2,500 or more between Day 40 and Day 45 and receive 5% addition to the base discount rate.

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $5,000+ and receive 2% addition to the base discount rate.

Tier 2 Perk: Invest $10,000+ and receive 5% addition to the base discount rate.

Tier 3 Perk: Invest $50,000+ and receive 10% addition to the base discount rate.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Yummy Future Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Yummy Future Inc. (or the "Company") is a pioneering company in the food and beverage industry, focused on developing robotic systems that streamline coffee preparation and service. Our current business model centers around a high-throughput, modular kitchen operating system that are designed to enhance efficiency and quality. We target cafes, coffee shops, and larger food service operations seeking innovative solutions to address workforce shortages. With a unique selling proposition that combines advanced robotics with a customizable drink menu, we aim to elevate the customer experience. Our impressive growth, including a 27.25% average month-over-month increase in sales (July-Dec. 2025), highlights the significant market opportunity. Additionally, we have secured $4.7 million in funding from notable investors, including Y Combinator and various angel investors.

Corporate Structure

Yummy Future Inc. is the parent company of Insomnia Water LLC, a wholly-owned subsidiary which has been operated under the Company since being organized on May 8, 2024. Insomnia Water LLC is managed by, and wholly owned by, Yummy Future Inc.

Competitors and Industry

Industry: The food and beverage robotics market is rapidly expanding, driven by increasing labor costs and a growing demand for automation solutions. This sector is projected to grow significantly as businesses seek innovative ways to enhance service efficiency and customer satisfaction. Yummy Future believes it is well-positioned within this market, offering what we believe to be a scalable solution tailored to the evolving needs of food service operations.

Competitors: Major competitors include established brands like Cafe X and robotic coffee systems from companies like Briggo and RoboCafe. However, Yummy Future believes it differentiates itself through its customizable offerings and the ability to adapt to various service environments, providing a unique operational efficiency that enhances profitability.

Current Stage and Roadmap

Current Stage: Yummy Future has launched its first automated coffee shop, which has seen annualized revenue grow from $0 to $600,000 in just eight months (Sept. 2023 to Apr. 2024). Our robotic coffee system is fully operational and in-market, with a track record of customer satisfaction and operational efficiency.

Future Roadmap: Looking ahead, our short-term goals include launching additional store locations and expanding our service capabilities to larger franchises. In the medium term, we aim to enhance our robotic platform further and increase our drink production capacity to one million drinks over the next 24 months, potentially solidifying our position as a leader in food service automation.

The Team

Officers and Directors

Name: (Jack) Guangzhe Cui

(Jack) Guangzhe Cui's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Board Member
  Dates of Service: May, 2018 - Present
  Responsibilities: Hiring, fundraising, strategic development, engineering, architecturing Mr. Cui is the founder and Chief Executive Officer of Yummy Future, where he leads the company's vision to revolutionize the food and beverage industry through robotics and artificial intelligence. He is responsible for overall corporate strategy, fundraising, product innovation, and organizational growth. Under his leadership, Yummy Future has evolved from concept to commercialization—developing proprietary robotic café systems, securing multiple retail locations across the U.S., and raising multi-million-dollar funding from investors and venture partners. Mr. Cui also oversees engineering architecture and cross-functional coordination between hardware, software, and operations teams to ensure technological excellence and scalable business execution. His role combines deep technical expertise with strategic foresight, driving the company's continued expansion and industry recognition.

Name: (Garrett) Yueming Yan

(Garrett) Yueming Yan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Principal Accounting Officer, and Board Member
  Dates of Service: September, 2018 - Present
  Responsibilities: Garrett leads the technical development of Yummy Future's robotic café systems, with a focus on mechanical design, electrical engineering, and system architecture. He plays a central role in transforming product concepts into reliable, scalable automation solutions that integrate seamlessly across hardware and software components. Garrett's expertise spans robotics integration, product design, and hardware innovation, ensuring that every Yummy Future system achieves the company's standards for performance, precision, and customer experience. Working closely with the CEO and COO, he bridges engineering execution with product strategy—helping to shape the next generation of intelligent café technology.

Name: Hao Ouyang

Hao Ouyang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer (CTO)
  Dates of Service: June, 2023 - Present
  Responsibilities: Mr. Ouyang serves as the Chief Technology Officer of Yummy Future, where he leads the end-to-end development of the company's robotic coffee systems, overseeing both hardware and software innovation. He directs the engineering teams responsible for system architecture, embedded controls, and cloud integration, ensuring seamless interaction between robotics, data, and user experience. With a strong background in robotics, automation, and product engineering, Mr. Ouyang drives the company's technology roadmap—advancing Yummy Future's vision of creating intelligent, efficient, and scalable robotic café solutions. His leadership ensures that every generation of the company's technology achieves higher performance, reliability, and manufacturability as Yummy Future continues to expand.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and

should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $4,025,649 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's “offer” to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the

right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity has no rights to vote until converted to equity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jack (Guangzhe) Cui	5,980,000	Class A Common Stock	65.0%
Garrett (Yueming) Yan	3,220,000	Class A Common Stock	35.0%

The Company's Securities

The Company has authorized Class A Common Stock , Class B Common Stock, SAFE 1, SAFE 2, SAFE 3, SAFE 4, SAFE 5, SAFE 6, SAFE 7, and Crowdfunding SAFE Note.

Class A Common Stock

The amount of security authorized is 9,200,000 with a total of 9,200,000 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class A Common Stock .

Class B Common Stock

The amount of security authorized is 800,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class B Common Stock.

SAFE 1

The security will convert into Preferred stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $150,000.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 1.

SAFE 2

The security will convert into Preferred stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $1,171,500.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 2.

SAFE 3

The security will convert into Preferred stock and the terms of the SAFE 3 are outlined below:

Amount outstanding: $148,948.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 3.

SAFE 4

The security will convert into Preferred stock and the terms of the SAFE 4 are outlined below:

Amount outstanding: $2,080,000.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $38,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 4.

SAFE 5

The security will convert into Preferred stock and the terms of the SAFE 5 are outlined below:

Amount outstanding: $45,090.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $60,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 5.

SAFE 6

The security will convert into Preferred stock and the terms of the SAFE 6 are outlined below:

Amount outstanding: $1,043,951.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $66,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 6.

SAFE 7

The security will convert into Preferred stock and the terms of the SAFE 7 are outlined below:

Amount outstanding: $150,000.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE 7.

Crowdfunding SAFE Note

The security will convert into Crowdfunding units (as defined below) and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $70,000,000.00
Conversion Trigger: $2,000,000 Equity Financing

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $45,090.00
  Use of proceeds: The proceeds were used for general working capital, including research and development, store operations, and preparation for the company's expansion and crowdfunding campaign.
  Date: April 21, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $974,351.00
  Use of proceeds: General working capital, including research and development, store operations, and preparation for the company's expansion and crowdfunding campaign.
  Date: December 05, 2025
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $59,490 compared to $414,341 in fiscal year 2024.

The increase of approximately 596% was primarily due to the Company's transition from pilot operations in 2023 to full commercial deployment in 2024. In 2024, the Company launched additional robotic café locations, expanded sales channels, and began generating consistent revenue from beverage sales. Fiscal year 2023 reflected early testing and limited production output, while fiscal year 2024 represented the Company's first full year of scaled operations.

Cost of Sales

Cost of Sales for fiscal year 2023 was $30,663 compared to $153,048 in fiscal year 2024.

The increase of approximately 399% corresponds with the higher sales volume and expanded operations. As the Company opened new store locations and increased production capacity, it incurred higher ingredient, material, and maintenance costs. However, the cost increase was proportionally lower than the revenue increase, reflecting improved operational efficiency and better cost management through supplier relationships and automation.

Gross Margins

Gross Margin for fiscal year 2023 were $28,827 compared to $261,293 in fiscal year 2024.

Gross margins for fiscal year 2023 were 48.46%. The gross margin resulted from economies of scale, refined supply chain management, and greater automation efficiency. The Company's robotic systems reduced manual labor requirements and waste, while improved pricing and inventory control further strengthened unit-level profitability.

Expenses

Expenses for fiscal year 2023 were $712,358 compared to $1,246,862 in fiscal year 2024.

The increase of approximately 75% was primarily attributable to new store opening, and administrative expenses associated with scaling operations. The Company hired additional staff, invested in product development, and expanded its marketing and investor outreach efforts to support national growth. Fiscal year 2024 also included increased legal, compliance, and technology infrastructure costs tied to multi-store expansion.

Historical results and cash flows:

The Company is currently in the growth and initial production stage and is revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is working to expand its store footprint, planning to launch new product lines, and aiming to transition from a single-location model to a scalable multi-unit robotic café platform. Past cash was primarily generated through coffee and beverage sales, as well as equity investments used to develop our robotic system and support expanded operations.

Our goal is to significantly increase recurring store revenue while adding new franchised and "Coffee-in-a-Box" units that may materially expand total cash inflows.

The Company's historical cash flows are not representative of what is to be expected in the future because management believes its technology platform has matured, our new California and Illinois locations are expected to come online, and our franchising model may enable revenue growth at a pace not reflected in prior periods. As new stores open and system-level efficiencies are pursued, we expect a meaningful change in both revenue scale and cash flow profile.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 28, 2025, the Company had capital resources available in the form of approximately $320,852.56 in cash on hand and no outstanding lines of credit. In addition, the Company has historically been funded through equity investments and shareholder loans, including capital contributions from founders and early investors.

During fiscal year 2025, the Company successfully raised additional capital through crowdfunding and private investment rounds, strengthening its liquidity position and supporting the potential opening of new store locations. These funds have primarily been used for equipment procurement, research and development, and working capital to support ongoing operations and expansion initiatives.

Management believes that the current cash position, together with the Company's ongoing fundraising activities and potential franchise revenue streams, may be sufficient to fund short-term operational needs and near-term growth objectives. However, the Company may seek to raise additional capital through equity or debt financing to accelerate expansion and product development.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign are important to supporting the Company's continued growth and expansion, but they are not the sole source of capital available to the Company. The proceeds will primarily be used to accelerate production of robotic café units, open additional store locations, and advance research and development for the Company's automation and AI technologies.

While the Company currently maintains sufficient cash reserves to sustain near-term operations, the additional funds from this campaign are critical to scaling more rapidly, increasing manufacturing capacity, and achieving stronger market presence ahead of the Palo Alto and other upcoming store launches.

The Company has also raised prior funding through angel investors, venture capital firms, and founder contributions, which we believe help provide a more stable financial foundation. However, the success of this campaign will enhance liquidity and reduce reliance on external financing, which management believes will enable the Company to execute its growth strategy more efficiently.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this campaign are important for accelerating growth but are not essential to the Company's short-term viability. The Company currently maintains sufficient capital from prior investments and ongoing revenue to continue operating its existing locations and core business activities.

However, the funds from this crowdfunding campaign will represent approximately 20–45% of the Company's total available capital and will be used primarily to expand manufacturing, open new robotic café units, and support product development and marketing efforts.

In summary, while the Company can continue to operate without the proceeds of this campaign, the funds will support the Company's ability to scale more quickly, enter new markets, and strengthen its competitive position.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum target amount of $20,000, management estimates that these funds, together with existing cash reserves, will allow the Company to operate for approximately 6 to 8 months.

This estimate is based on the Company's current monthly operating expenses, which include:

Payroll and contractor costs for engineering, operations, and marketing staff;

Rent and utilities for existing store locations;

Material and inventory costs related to beverage ingredients and hardware maintenance; and

General and administrative expenses, such as insurance, software subscriptions, and professional services.

During this period, the Company will continue generating revenue from its operating robotic café locations and will actively pursue additional funding and potential franchise partnerships to extend its operational runway.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $4,025,649, management estimates that these funds, combined with existing cash reserves and ongoing revenue, will allow the Company to operate for approximately 18 to 24 months without requiring additional financing.

This estimate is based on projected operating expenses, including payroll, store operations, product manufacturing, research and development, and marketing activities to support expansion into new markets. The additional capital would enable the Company to accelerate production of robotic café systems, open multiple new store locations (including the planned Palo Alto site), and invest in franchise development and certification efforts.

We believe that raising the maximum amount will also provide sufficient working capital to strengthen supply chain resilience, enhance customer experience, and further develop the Company's AI-driven automation technologies, supporting long-term scalability and profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company anticipates several potential sources of future capital to support its continued growth and expansion. These include:

Additional equity financing, including potential Series A venture funding following the successful launch of new store locations and the franchise program.

Revenue from franchise fees and ongoing royalties, which are expected to provide recurring cash flow once franchise operations commence.

Equipment financing or small business loans, which may be pursued to support large-scale manufacturing or hardware deployment.

Strategic partnerships and corporate collaborations, which could include co-branded store openings or revenue-sharing agreements with property developers, retail groups, or coffee brands.

At present, the Company has no required capital contributions or formal lines of credit, but management continues to evaluate financing options as part of its long-term growth strategy.

Indebtedness

- Creditor: Guangzhe Cui
  Amount Owed: $10,233.65
  Interest Rate: 0.0%
  No stated maturity date or interest rate

- Creditor: Yueming Yan
  Amount Owed: $3,206.00
  Interest Rate: 0.0%
  No stated maturity date or interest rate

Related Party Transactions

- Name of Person: Guangzhe Cui
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder bootstrapping loan, $10,233.65, 0.0% interest
  Material Terms: No stated maturity date or interest rate

- Name of Person: Yueming Yan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder bootstrapping loan, $3,206, 0.0% interest
  Material Terms: No stated maturity date or interest rate

Valuation

Valuation Cap: $70,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion into equity in the future. It does not represent the Company's current valuation or fair market value. The valuation cap was determined internally by the Company without a formal third-party valuation or appraisal. Any calculation of the valuation cap assumes a fully diluted capitalization of the Company at the time of conversion. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $4,789,489 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development & Manufacturing

32.5%
Expand production of robotic coffee units, integrate advanced features, and reduce form factor for large-scale deployment.

- Sales & Marketing / Franchise Development
30.0%
Launch marketing campaigns to attract franchisees and corporate partners, establish franchise program infrastructure, and grow brand awareness nationwide.

- Store Expansion & Operations
23.0%
Open new flagship locations (including Palo Alto), secure leases, build out sites, and cover operational setup costs.

- General & Administrative / Working Capital
7.0%
Support hiring, legal, certifications (NSF, etc.), and other expenses necessary to scale operations and maintain flexibility.

If we raise the over allotment amount of $4,025,649.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
7.5%

- Product Development & Manufacturing
32.5%
Expand production of robotic coffee units, integrate advanced features, and reduce form factor for large-scale deployment.

- Sales & Marketing / Franchise Development
30.0%
Launch marketing campaigns to attract franchisees and corporate partners, establish franchise program infrastructure, and grow brand awareness nationwide.

- Store Expansion & Operations
23.0%
Open new flagship locations (including Palo Alto), secure leases, build out sites, and cover operational setup costs.

- General & Administrative / Working Capital
7.0%
Support hiring, legal, certifications (NSF, etc.), and other expenses necessary to scale operations and maintain flexibility.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.yummy-future.com/ (https://www.yummy-future.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yummy-future

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Yummy Future Inc.

[See attached]

Yummy Future Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and 2023

Audited by

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Yummy Future Inc.

Table of Contents

Alice CPA

Independent Auditor's Report

July 4, 2025
To the Management of Yummy Future, Inc.
Attn: Garrett Yan, Co-Founder

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Yummy Future, Inc. (the "Company"), which comprise the balance sheet as of the years ended December 31, 2024 and December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Yummy Future, Inc. as the years ended December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Yummy Future, Inc. in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
July 4, 2025

YUMMY FUTURE INC.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 869,228	$ 2,042,687
Inventories	9,037	4,192
Prepaid expense and other current assets	-	26
Total Current Assets	**878,265**	**2,046,905**
Noncurrent Assets		
Property and equipment	361,754	125,828
Right of use assets	831,877	329,452
Security deposits	59,875	6,419
Total Other Assets	**1,253,506**	**461,699**
Total Assets	**$2,131,771**	**$2,508,604**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	17,381	13,417
Credit cards	29,070	8,091
Lease liability, current portion	262,067	137,911
Total Current Liabilities	**308,518**	**159,419**
Long-Term Liabilities		
Lease liability, net of current portion	573,817	208,964
Shareholder loans, long-term	13,440	13,440
Total Long-Term Liabilities	**587,257**	**222,404**
Total Liabilities	**895,775**	**381,823**
Stockholders' Equity		
Common Stock, $0.0001 par value; 10,000,000 shares authorized; 9,200,000 shares issued and outstanding as of December 31, 2024 and 2023	920	920
Additional Paid in Capital	81	81
SAFE Notes	3,693,485	3,693,485
Retained Earnings/ (Accumulated deficit)	(2,458,490)	(1,567,705)
Total Stockholders' Equity	**1,235,996**	**2,126,781**
Total Liabilities and Stockholders' Equity	**$2,131,771**	**$2,508,604**

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 414,341	$ 59,490
Cost of goods sold	- 153,048	- 30,663
Gross profit	261,293	28,827
Operating Expenses		
Salaries and wages	207,113	64,805
General and administrative	173,972	87,203
Rent expense	207,803	144,012
Research and development	531,949	337,522
Professional and contracted services	53,866	37,385
Depreciation	72,159	41,431
Total Operating Expenses	**1,246,862**	**712,358**
Other Income		
Interest income	94,784	82,110
Other expense	-	- 600
Total Other income	**94,784**	**81,510**
Net Income (Loss)	**$(890,785)**	**$(602,021)**

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)				
Balance as of December 31, 2022	10,000,000	$1,000	$1	$3,693,485	($965,684)	$2,728,802
Reclassification of shares to reserve for stock options	(800,000)	(80)	80	-	-	-
Net loss	-	-	-	-	(602,021)	(602,021)
Balance as of December 31, 2023	9,200,000	920	81	3,693,485	(1,567,705)	2,126,781
Net loss	-	-	-	-	(890,785)	(890,785)
Balance as of December 31, 2024	9,200,000	$920	$81	$3,693,485	($2,458,490)	$1,235,996

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (890,785)	$ (602,021)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	72,159	41,431
Right-of-use assets and lease liabilities	(13,416)	(453)
Changes in operating assets and liabilities:		
Inventories	(4,845)	(2,920)
Prepaid and other current assets	26	(13)
Security deposits	(53,456)	-
Accrued expenses	3,964	13,417
Credit card liability	20,979	(7,877)
Net cash provided by (used in) operating activities	**(865,374)**	**(558,436)**
Cash Flows from Investing Activities		
Property and equipment	(308,085)	(44,500)
Net cash used in investing activities	**(308,085)**	**(44,500)**
Net change in cash and cash equivalents	**(1,173,459)**	**(602,936)**
Cash and cash equivalents at beginning of year	2,042,687	2,645,623
Cash and cash equivalents at end of year	**$ 869,228**	**$ 2,042,687**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Yummy Future Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 6, 2018. The Company is a robotics company specializing in developing robotic-arm solutions for the food and beverage industry. The Company operates two coffee shops located in Champaign, IL.

The Company's fiscal year ends on December 31.

The Company's activities since inception have consisted primarily of robotic-arm development, building its customer base via drink and food sales, raising capital, hiring key personnel, and expanding café locations.

As of December 31, 2024 and 2023, the Company has incurred recurring losses from operations and has relied on outside capital to fund its operations. The Company's ability to continue as a going concern is dependent on its ability to The Company's ability to continue as a going concern is dependent on its ability to raise additional capital—primarily through its ongoing crowdfunded offering of Series interests and SAFEs. Management believes that if the Company successfully completes its current crowdfunded offering, the resulting capital, together with its existing resources—including approximately $500,000 in cash and cash equivalents as of the date of issuance of these financial statements—will be sufficient to meet its operating needs for at least the next 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, demand deposits, and money market funds that meet the definition of cash equivalents under ASC 305, Cash and Cash Equivalents.

As of December 31, 2024 and 2023, the Company's cash and cash equivalents amounted to $869,228 and $2,042,687, respectively. Included in these balances are money market funds totaling $864,751 and $2,004,063 as of December 31, 2024 and 2023, respectively. These funds are considered cash equivalents in accordance with ASC 305-10-20, as they are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Furthermore, they are available for immediate withdrawal as of the balance sheet dates.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method, which is appropriate given the nature of the inventories held. The Company periodically evaluates inventories for obsolescence and excess quantities and records adjustments, if necessary, to reflect inventories at their net realizable value. Inventories include food and drink ingredients held for sale.

Inventories totaled $9,037 and $4,192 as of December 31, 2024 and 2023, respectively. The Company recorded no inventory obsolescence for the years ended December 31, 2024 and 2023.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. The Company has prepaid expenses and other current assets amounting to $0 and $26 as of December 31, 2024, and 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Upon retirement or disposal, the asset's cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in earnings.

Depreciation is calculated using the double-declining balance method over the estimated useful lives of the assets. The Company's furniture and equipment are depreciated over 7 years, while leasehold improvements are depreciated over 5 years, which is limited to the café lease term.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Accrued Expenses

Accrued expenses consist of obligations for goods and services received but not yet invoiced or paid as of the balance sheet date. These include accrued compensation, professional fees, and other operating expenses. Accruals are recorded based on estimates when specific invoices are not yet available. The Company has accrued expenses amounting to $17,381 and $13,417 as of December 31, 2024, and 2023, respectively.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of contracts with our customers are satisfied. The Company generates revenue primarily through the sale of food and beverages. Revenue is recognized at the point in time when control of the products transfers to the customer, typically upon delivery or at the point of sale.

Research and Development

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met. Research and development expenses totaled $531,949 and $337,522 for the years ended December 31, 2024 and 2023, respectively.

Advertising

The Company expenses advertising and marketing costs as incurred.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2024, and 2023, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2024 and 2023, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2024		December 31, 2023	
Furniture, fixtures and equipment	$	321,006	$	195,020
Leasehold improvements		182,100		-
Total		503,106		195,020
Less: Accumulated depreciation		(141,352)		(69,192)
Property and equipment, net	**$**	**361,754**	**$**	**125,828**

Depreciation expenses for the years ended December 31, 2024 and 2023 were $72,159 and $41,431, respectively.

NOTE 4 – SHAREHOLDER LOANS/RELATED PARTY

The founders of the company extended loans to the Company with no specified maturity date or interest rate. Total shareholder loans outstanding were $13,440 as of both December 31, 2024 and 2023 and classified under long-term liabilities.

NOTE 5 – LEASES

As of December 31, 2024, and 2023, the Company has multiple lease agreements, all of which are classified as operating leases in accordance with ASC 842, Leases. These leases primarily relate to office spaces and other facilities necessary for business operations. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2024, and 2023, the right-of-use (ROU) assets were $831,877 and $329,452, respectively. Short-term lease liabilities as of December 31, 2024, and 2023, were $262,067 and $137,911, respectively. Long-term lease liabilities as of December 31, 2024, and 2023, were $573,817 and $208,964, respectively.

Future payment obligations and present value of lease liabilities with respect to the Company's operating leases, which were existing at December 31, 2024 and 2023, by year and in the aggregate, are as follows:

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

	31-Dec-24	31-Dec-23
2024	$ -	$ 155,254
2025	303,861	156,873
2026	210,873	59,476
2027	162,441	6,500
2028	266,244	-
Total future lease payments	943,419	378,103
Less: Interest	(107,535)	(31,228)
Present value of lease liabilities	$ **835,884**	$ **346,875**

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

The Company authorized 10,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2022, the Company's issued and outstanding shares totaled 10,000,000. In 2023, the Company amended its certificate of incorporation to authorize and issue 9,200,000 shares of Class A common stock and 800,000 shares of Class B common stock. The Company reserved 800,000 shares of Class B common stock for stock options in 2023 and, therefore, had 9,200,000 issued and outstanding shares of Class A common stock as of December 31, 2024 and 2023.

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2024 and 2023, the Company had outstanding Simple Agreements for Future Equity (SAFEs) totaling $3,693,485. These SAFEs were issued in 2022 and prior years and are subject to post-money valuation caps of $15,000,000, $25,000,000, and $38,000,000, respectively. No SAFEs were issued during the years ended December 31, 2024 and 2023.

The SAFEs are legally binding agreements providing investors with the right to receive shares of the Company's Capital Stock upon the occurrence of specific future events. Upon a qualified equity financing, each SAFE automatically converts into either (i) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share in the financing, or (ii) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price (defined as the post-money valuation cap divided by the Company's capitalization immediately prior to the financing), whichever results in a greater number of shares.

In the event of a liquidity event prior to conversion, each SAFE entitles the holder to receive the greater of (i) the original purchase amount (Cash-Out Amount), or (ii) the value of the shares of Common Stock as if the SAFE had converted at the Liquidity Price. In the case of a dissolution event, holders are entitled to receive their original investment amount, subject to liquidation priority.

The SAFEs are non-interest-bearing, have no maturity date, and will automatically terminate upon conversion to Capital Stock or payment under a liquidity or dissolution event. The SAFEs are classified as equity in accordance with ASC 505-10, as they do not contain obligations to transfer assets and are settled in the Company's own equity securities.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SEGMENT REPORTING (SEE SEGMENT BREAKOUT IN APPENDIX A TO FOLLOW)

Management internally tracks and evaluates financial performance by distinct functional segments. Accordingly, the Company has presented supplemental segment information to reflect the nature of its operations as of December 31, 2024 and 2023.

The segments presented include:

- Coffee Shop – includes the results of operating coffee shop locations as well as expenses related to locations under construction.
- Robotics Research – includes general corporate functions such as administrative salaries, office expenses, centralized support services, and costs associated with product development and innovation activities.

Revenues and expenses are allocated to the respective segments based on the nature of the activity. Where specific attribution is not possible, shared costs are allocated on a pro-rata basis using relevant operational drivers.

The segment results are prepared using the same accounting policies applied in the preparation of the financial statements.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $2,000,000 in Series interests and up to $618,000 in SAFEs. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Issuance of SAFEs

In April 2025, the Company issued SAFEs amounting to $45,090, based on a post-money valuation cap of $60,000,000.

New Yummy Future Inc. Location – Palo Alto

The Company is in the process of opening a third retail location in Palo Alto, California. As of the date these financial statements were available to be issued, the Company has begun renovations on the new space in preparation for an anticipated opening in 2025. Costs related to the renovation

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

and buildout are expected to be capitalized as leasehold improvements and other fixed assets, in accordance with the Company's accounting policies.

Management's Evaluation

Management has evaluated subsequent events through July 4, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

APPENDIX A

YUMMY FUTURE INC.
SUPPLEMENTAL SCHEDULE OF INCOME STATEMENTS BY SEGMENT
For the Year Ended December 31, 2024
(Audited)

	Coffee Shop	Robotics Research Team	Total
Revenues	$ 413,410	$ 931	$ 414,341
Cost of goods sold	(153,048)	-	(153,048)
Gross profit	260,362	931	261,293
Operating Expenses			
Salaries and wages	149,548	57,565	207,113
Rent expense	121,685	86,118	207,803
General and administrative	93,630	80,342	173,972
Research and development	-	531,949	531,949
Professional and contracted services	10,794	43,072	53,866
Depreciation	31,698	40,461	72,159
Total Operating Expenses	407,355	839,507	1,246,862
Other Income			
Interest income	-	94,784	94,784
Total Other income	-	94,784	94,784
Net Income (Loss)	$(146,993)	$ (743,792)	$ (890,785)

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024, AND 2023
(AUDITED)

YUMMY FUTURE INC.
SUPPLEMENTAL SCHEDULE OF INCOME STATEMENTS BY SEGMENT
For the Year Ended December 31, 2023
(Audited)

	Coffee Shop	Robotics Research Team	Total
Revenues	$ 57,320	$ 2,170	$ 59,490
Cost of goods sold	(30,663)	-	(30,663)
Gross profit	26,657	2,170	28,827
Operating Expenses			
Salaries and wages	24,017	40,788	64,805
Rent expense	66,894	77,118	144,012
General and administrative	25,538	61,665	87,203
Research and development	-	337,522	337,522
Professional and contracted services	-	37,385	37,385
Depreciation	10,358	31,073	41,431
Total Operating Expenses	126,807	585,551	712,358
Other Income			
Interest income	-	82,110	82,110
Other expense	-	(600)	(600)
Total Other income	-	81,510	81,510
Net Income (Loss)	$ (100,150)	$ (501,871)	$ (602,021)

The accompanying footnotes are an integral part of these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Invest in Yummy Future

Automated Coffee, Made to Perform

Yummy Future operates robotic cafés with 47% gross margins (2024) across three locations in Illinois and California, generating $1.08M in annualized run rate. We build robots that make coffee the way the future should—fast, precise, and always available. By automating the entire drink-making workflow inside sleek, compact units, we're aiming to roboticize the restaurant industry, starting with automated cafés built for scale.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


YUMMY FUTURE
ROBOTIC COFFEE THAT SCALES

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
20% Discount

MIN INVEST $500

VALUATION CAP $70M

REASONS TO INVEST

1.Groundbreaking Food Robotics

We believe we are ushering in a new era of restaurant automation with fully robotic cafés engineered for speed, precision, and designed for near-zero downtime. With three locations, zero shutdowns to date, and high revenue growth and strong revenue performance and improving unit economics in the robotics coffee shop category. Our systems are designed to outperform traditional cafés in live environments.

2.Backed by the Visionaries

Our early investors and believers include YC and asymmetry ventures.

3. Strong Team & Backing

Backed by YC-affiliated investors, an early OpenAI investor, prior investors from FAANG companies, and reputable venture capital firms — plus a top-tier engineering team from Google, UIUC, and Berkeley — Yummy Future is powered by 60,000+ hours of real operational data and $4.7M raised to date.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

TEAM



(Jack) Guangzhe Cui • CEO and Board Member

Mr. Cui is the Founder and CEO of Yummy Future, a robotics company he started while on the MS/PhD track in Electrical and Computer Engineering at the University of Illinois Urbana-Champaign. A former Google hardware engineer and university research innovator, Mr. Cui is known for his strong technical creativity and ability to turn cutting-edge concepts into real-world automation systems. He left academia to build Yummy Future full-time, leading the company through Y Combinator, raising multi-million-dollar funding, and launching an early scalable robotic café platforms in the United States. His expertise spans robotics, systems architecture, and AI-driven automation, and he continues to push the boundaries of what intelligent machines can achieve in the foodservice industry.

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(Garrett) Yueming Yan • Chief Operating Officer, Principal Accounting Officer, and Board Member

Mr. Yan is the Co-Founder and Chief Operating Officer of Yummy Future, with a deep technical background rooted in semiconductor and chip manufacturing research at the University of Illinois. He has worked alongside Mr. Cui since their second year of college, forming a highly collaborative and innovation-driven partnership that ultimately led to the creation of Yummy Future's robotic café technology. Mr. Yan is involved in every dimension of the company's engineering and operations—from robotics integration and mechanical design to on-site deployment, reliability engineering, and product scalability. Known for his hands-on problem-solving and ability to translate ambitious concepts into production-ready systems, Mr. Yan has been instrumental in transforming Yummy Future from a university lab concept into a multi-location, commercially deployed robotics platform.

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Hao Ouyang • Chief Technology Officer (CTO)

Mr. Ouyang is the Chief Technology Officer of Yummy Future and a highly accomplished robotics engineer, graduating from UC Berkeley. He leads Yummy Future's robotics and controls engineering teams, driving the development of next-generation robotic café systems that integrate advanced motion control, embedded intelligence, and cloud-connected automation. Known for his exceptional technical depth and creativity, Mr. Ouyang pushes the boundaries of robotics performance, reliability, and manufacturability—playing a pivotal role in scaling Yummy Future's technology into commercial, production-ready deployments across the United States.

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The Pitch

Yummy Future is bringing robotics to the café industry, aiming to reduce operational inefficiencies and improve product consistency. With a modular design, precision automation, and real-world deployment already underway, Yummy Future believes it's positioned to expand through potential franchising, corporate partnerships, and kiosk deployment.



The café image is a computer-generated rendering for illustrative purposes only.

Yummy Future operates robotic cafés with 47% gross margins (2024) across three locations in Illinois and California, generating approximately $1.08M in annualized run rate based on recent internal sales data.



Back By The Visionaries

Y Combinator

Backed by Y Combinator, Soma Capital, Asymmetry Ventures, and Trevor Blackwell—OpenAI Research Scientist and Y Combinator Cofounder—Yummy Future believes it's poised to revolutionize the $1.1 trillion restaurant industry with groundbreaking robotics innovation.

VC Backers: SOMA CAPITAL, ASYMMETRY VENTURES, THE CLUSTER VENTURE CAPITAL, FOUNDERS, INC

Angels: Meta, amazon, OpenAI, Google, Research Park

Logos reflect certain individual investors' current or prior employment or affiliations only and do not indicate that these companies have invested in, endorsed, or partnered with Yummy Future.

Labor Shortage Is Impacting Our Economy

The $100B café industry (source) faces rising labor costs, staffing shortages, and inconsistent customer experiences. Traditional cafés operate on thin margins (5–15%) (source)and depend heavily on human labor, which is often unreliable and increasingly costly. Nine in 10 Starbucks customers experienced long wait times and lines (source).

Yummy Future addresses this with a fully automated, robotic café system engineered for consistent performance. Each unit delivers quality-controlled beverages through robotic arms, AI-driven analytics, and a compact, modular design. This allows deployment in high-traffic venues like malls, airports, and campuses with minimal labor and infrastructure requirements. The solution is designed to be scalable, consistent, and operationally lean.

Our Solution: Let Robots Handle The Stressful, Labor Intensive Tasks

Our system is high-throughput, modular, and reconfigurable, serving as a flexible assembly line. By automating routine and production-heavy tasks, the robots help reduce the burden on human workers, allowing them to focus on building closer connections with customers, and providing the high-quality service— answering questions, addressing their needs, and fostering more meaningful interactions.



PRECISION.
SPEED.
CONSISTENCY.
Autonomous café operations optimized for real-world demand

Yummy Future — History & Milestones

2018–2019 — Breakthrough Insight + Pre-Seed (YC) + First Revenue


WCIA
3
64°
10:23
EVENING PICK 4
MONDAY, APR 22
8 0 4 9
LOTTERY

- Identified that modern hardware & compute made more cost-effective robotics achievable.
- Accepted into Y Combinator (Pre-Seed) — top-tier validation of the vision.
- Food-truck robotics pilot generated $2,000 in two weeks, indicating real customer demand.

Y Combinator

2019–2021 — Seed Round ($3.6M) + First Store Breakthrough


YUMMY
FUTURE

- Seed Round (2021): $3.6M.
- Built our first standalone robotic café prototype.
- Opened the first store (Champaign): Reached ~50 drinks/hour peak throughput
- Internally demonstrated that robotic cafés outperform traditional cafés in throughput, margin, and consistency


YUMMY
FUTURE

2021–2024 — Gen-2 Engineering + Second Store + 6× Revenue Growth


YUMMY
FUTURE
YUMMY
FUTURE
YUMMY
FUTURE

- Two years of deep robotics + software engineering for commercial-grade reliability.
- Reopened Champaign in 2023 --> began generating revenue in the first month
- Opened the second store in 2024, demonstrating scalable deployment with similar cost structure.
- Achieved 6x year over year revenue growth, demonstrating the model's scaling potential.

2025 — Bridge Round + Palo Alto Flagship + ARR Breakout

- Raised a Bridge Round, bringing the total funding to $4.8M. Enabled construction of the Palo Alto flagship store.
- Scaled from $0 ARR in 2023 to $1.08M ARR in 2025 (ARR reflects annualized run-rate based on internal drink sales data, as of December 2025
- Launched Palo Alto (Nov 2025): Current Palo Alto location revenue: ~$1.6K/day, Projected: ~$3K/day.


YUMMY
FUTURE

- Established the highest-performing store and validated demand in a top-tier tech market.

2026 — Expansion Momentum + StartEngine Campaign Launch



- Received strong inbound interest from franchise groups, developers, airports, universities, and international partners.
- Launched our StartEngine campaign
- Creates a platform shift: Yummy Future moves from operating stores → to building the robotic & AI infrastructure of the food & beverage industry.

Historical results and trends are not indicative of future performance or success. Historical results, internal comparisons, and management targets are not indicative of future performance or success, and actual results may differ materially.

The Market & Our Traction

According to **Grand View Research**, the **global coffee market was valued at USD 269.27 billion in 2024** and is projected to reach **USD 369.46 billion by 2030**, growing at a **CAGR of 5.3%** from 2025 to 2030 (source).


27.25% MoM
• $0 paid marketing
• excluding 3 months
of vacation break
Revenue by Quarter
$1506
$150k
$100k
$50k
$0k
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3
2024Q4

27.25% reflects an average MoM sales increase based on internal drink sales data for a defined period (excluding certain non-operating months) and is not audited; quarterly revenue shown is based on internal records and may not match audited GAAS results.

Yummy Future is generating $1.08M in annualized run rate from three robotic café locations in Champaign, IL and Palo Alto, CA. The company reports 47% gross margins (2024).

Standalone Unit: High-Demand Coffee Automation, Deployable Anywhere

The demand for compact, automated coffee solutions is growing—airports, malls, hospitals, offices, universities, and property groups all want high-quality coffee **without staffing challenges.** Our Planned Standalone Unit addresses that need with a full robotic café in a 200 ft footprint.





The above café images are computer-generated renderings for illustrative purposes only.


Robotics
Overhead Gantry
Multi-Axis
Robotic Arm
Sink Station
Coffee Machines
Cup Dispenser
Water Dispenser
Syrup Pumps
Water Filtration
System
Under-Counter
Storage
Plumbing & Piping

What Makes It Powerful

- **Solves a massive market need:** premium coffee + no barista skill requirement.
- **High margin, high revenue density:** robotics run 24/7 with low operating cost.
- **Easy deployment: optional plumbing:** just power + internet.
- **Remote-managed fleet:** software updates, monitoring, and diagnostics from anywhere.

Already Scaling

Yummy Future is planning to be in **10+ locations**, such as airports, campuses, corporate offices, hospital systems, and national property groups—with the potential to deploy multiple units at once.

Why It Matters For Investors

The Standalone Unit is our fastest path to hundreds of locations. It's capital-efficient, franchise-friendly, and designed to scale globally—potentially solidifying Yummy Future in the automated coffee infrastructure.

To Empower All Brands With Our Robots



Why Invest

Yummy Future is already generating verifiable revenue from robotic cafés and aims to expand via franchising and modular deployment. This offering gives early supporters access to a startup with established operations and a plan to scale into a high-demand market.

ABOUT

HEADQUARTERS
60 Hazelwood Dr
Champaign, IL 61820

WEBSITE
View Site

Yummy Future operates robotic cafés with 47% gross margins (2024) across three locations in Illinois and California, generating $1.08M in annualized run rate. We build robots that make coffee the way the future should—fast, precise, and always available. By automating the entire drink-making workflow inside sleek, compact units, we're aiming to roboticize the restaurant industry, starting with automated cafés built for scale.

TERMS

Yummy Future

Overview

AMOUNT RAISED
$0

VALUATION CAP
$70M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$2,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,131,771	$2,508,604
Cash & Cash Equivalents	$869,228	$2,042,687
Accounts Receivable	$0	$0
Short-Term Debt	$308,518	$159,419
Long-Term Debt	$587,257	$222,404
Revenue & Sales	$414,341	$59,490
Costs of Goods Sold	$153,048	$30,663
Taxes Paid	$0	$0
Net Income	-$890,785	-$602,021

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding stock in Yummy Future. The amount of Crowdfunding stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $70,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses

Loyalty Bonus

Prior investors, employees, family members, and individuals who registered interest during the campaign are eligible to receive 5% in addition to the base discount rate. Eligibility is determined as of Dec 20, 2025.

Time-Based Perks

Launch Day Lightning Deal

Receive 15% addition to the base discount rate when you invest within the first 24 hours of launch.

Early Bird

Receive 12% addition to the base discount rate when you invest within the first 72 hours of launch.

Founders Week

Receive 10% addition to the base discount rate when you invest within the first 7 days of launch.

Final Early Window

Receive 5% addition to the base discount rate when you invest within the first 14 days of launch.

Mid-Campaign Perk

Invest $2,500 or more between Day 40 and Day 45 and receive 5% addition to the base discount rate.

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 2% addition to the base discount rate.

Tier 2 Perk: Invest $10,000+ and receive 5% addition to the base discount rate.

Tier 3 Perk: Invest $50,000+ and receive 10% addition to the base discount rate.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Yummy Future Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Yummy future is building advanced robotics to tackle inflation and modernize the food and beverage industry. Our robotic food and beverage assembly system delivers precision, consistency, and speed, turning labor intensive cafe operations into scalable technology. And this isn't just a concept. In under 8 months, we scaled from zero to roughly $600,000 in annualized revenue, growing at approximately 27% month over month. The problem we're solving is inflation, especially in food and beverage. Between 2020 and 2024, Starbucks' prices rose by nearly 25%. Driven largely by labor shortages and low productivity. Server and barista roles are physically demanding, high stress, and difficult to retain with turnover exceeding 100% in recent years. As a result, customers wait longer, prices rise, and operators struggle to stay profitable. We are here to change the game by automating routine production heavy tasks. Our system dramatically increases productivity while allowing human staff to focus on what matters most, customer experience, quality and connection. Backed by Y Combinator Soma Capital and asymmetry ventures, Yummy Future has built a high throughput modular and reconfigurable robotic platform designed to serve as a flexible multicategory food and beverage assembly line. Today we operate multiple robotic cafes across Illinois and California. Our flagship PaloAlto location consistently generates thousands of dollars per day. Since our last round, we've converted major risks into operating data. Our robots run daily in production. Customers return and pay repeatedly. And we've achieved zero store shutdowns while opening new locations. With a modular system and standardized deployment process, our model is designed to be repeatable and scalable, helping reduce the risk profile of the business. Operational precision also means less waste, tighter ingredient control, and far higher efficiency. combined with amplified worker productivity. This has led to substantially improved margins and strong unit level economics. With our most recent PaloAlto opening, we are targeting over $1 million in annualized revenue per store. Over the years, we've built a vertically integrated ecosystem, including our own robots, POS, and supply chain software, giving us full control over performance, reliability, and margins, while eliminating integration inefficiencies. This community round is part of a larger fundraising effort to scale toward our next phase of growth. Our goal is to expand to 10 stores, reach approximately $10 million in revenue, and position the company for its next major financing milestone. Long-term, our vision is to empower brands everywhere with our robotic platform, turning restaurants into scalable technology businesses. We're moving beyond early validation and focusing on scaling our operating model. Join us and help build the future of food and beverage.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. ***Transfer Restrictions***.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%